Filed by Hawthorne Financial Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed under Rule 14a-12 under the
Securities and Exchange Act of 1934, as amended

Subject Company: Hawthorne Financial Corporation
Commission File Number: 0-110

This filing relates to a proposed merger between Commercial Capital Bancorp, Inc. and Hawthorne Financial Corporation pursuant to the terms of an Agreement and Plan of Merger, dated as of January 27, 2004.

The following is a copy of a letter sent by Hawthorne Financial Corporation to retail customers on or around February 20, 2004.

February __, 2004

Retail Customer Name
Address
City, State Zip Code

Dear Customer Name,

We are pleased to announce that Hawthorne Savings, F.S.B., (“Hawthorne”), has signed a definitive agreement with Commercial Capital Bancorp, Inc. (“CCBI”), in which CCBI will acquire Hawthorne in an all stock transaction. CCBI is one of the top income property real estate lenders in California, and is the fastest growing bank in the state.

CCBI, like Hawthorne, prides itself in providing outstanding customer service. The merger combines a premier asset generator with a premier deposit franchise, creating one of Southern California’s largest and strongest financial institutions. The resulting organization brings even greater financial strength and a wider array of products and services to you, our valued customers.

CCBI, headquartered in Irvine, CA, is a multifaceted financial services company that provides multi-family and commercial real estate loans, various deposit products, as well as securities advisory, investment brokerage and asset management services. Commercial Capital Bank has full service banking offices located at the Company’s headquarters in Irvine, as well as in Rancho Santa Margarita, Riverside, and La Jolla. So once the two banks are merged, there will be 19 convenient branches to serve you, with plans to open a banking office in Beverly Hills, California in the second quarter of 2004. In addition to the full service branches, CCBI has loan origination offices in Sacramento, Corte Madera (Marin County), Oakland, Burlingame, Woodland Hills, Encino, Los Angeles, Irvine, and La Jolla, California.

We anticipate that this merger will become effective in the summer of 2004, and at that time, Hawthorne Savings branches will begin to operate as Commercial Capital Bank branches. We will notify you of the exact date as the time approaches. Upon the completion of the merger you will be able to conduct business at any of the nineteen branch offices of the combined institutions.

As always, customer satisfaction is our first priority. If you have any questions, please do not hesitate to call us at 1-888-TRUE-411, or drop by your local branch where familiar faces will continue to assist you. We thank you for your business, and we look forward to meeting your ongoing financial needs as the newly merged company.

Sincerely,

Simone Lagomarsino
President and CEO

This letter may be deemed to be solicitation material with respect to the proposed acquisition of Hawthorne and the issuance of shares of common stock by CCBI pursuant to the merger. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. The registration statement will contain a joint proxy statement/prospectus to be distributed to the respective shareholders of CCBI and Hawthorne in connection with their vote on the merger. SHAREHOLDERS OF CCBI AND OF HAWTHORNE ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of CCBI and shareholders of Hawthorne. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, http://www.sec.gov. In addition, investors may obtain free copies of the documents filed with the SEC by CCBI by contacting Investor Relations, Commercial Capital Bancorp, Inc., One Venture, 3rd Floor Irvine, CA 92618, telephone: 949-585-7500 or by visiting CCBI’s website at www.commercialcapital.com, or from Hawthorne by contacting Investor Relations, Hawthorne Financial Corporation, 2381 Rosecrans Avenue, El Segundo, CA 90245, telephone: 310-725-5631 or by visiting Hawthorne’s website at www.hawthornesavings.com.

CCBI, Hawthorne and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding CCBI’s directors and executive officers is available in CCBI’s proxy statement for its 2003 annual meeting of shareholders, which was filed with the SEC on April 4, 2003, and information regarding Hawthorne’s directors and executive officers is available in Hawthorne’s proxy statement for its 2003 annual meeting of shareholders, which was filed with the SEC on April 11, 2003. Additional information regarding the interests of such potential participants (including the addition of three Hawthorne Board of Directors’ members to the Board of Directors of CCBI following the merger) will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.